PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATH[redacted]
Greece

RECEIVED
2007 OCT 16 A 10:21

BY COURIER 07027195 No/Date : F/DI:594/11-10-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement .

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

PPC SA announces that it has published on its website (www.dei.gr) information relevant to the obligation and the disclosure procedure of significant participations, as per the provisions of Greek law 3556/2007, the provisions of decision no. 1/434/3-7-2007 of the Hellenic Capital Commission (HCMC) BoD and the relevant specifications of the interpretation of circular note 33 of the HCMC.

Athens, October 11, 2007

END